ANNEX D

Duff & Phelps Fairness Opinion

February 1, 2006

To the Board of Directors
Whitehall Jewellers, Inc.
155 N. Wacker Drive
Chicago, Il 60606

To the Board of Directors:

          The Board of Directors of Whitehall Jewellers, Inc., a Delaware corporation (“Whitehall” or the “Company”), has engaged Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor to provide an opinion (the “Opinion”) as to the fairness to the stockholders of the Company, other than Parent, Holdco, Purchaser, Holtzman or their respective affiliates (as such terms are defined below), from a financial point of view, of a contemplated transaction (the “Proposed Transaction”), without giving effect to any impacts of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder.

Description of the Proposed Transaction

          The Proposed Transaction involves an Agreement and Plan of Merger (the “Agreement”) by and among the Company; Prentice Capital Management, LP, a Delaware limited partnership (“Parent”); Holtzman Opportunity Fund, L.P. (“Holtzman”); WJ Holding Corp., a Delaware corporation and affiliate of Parent and Holtzman (“Holdco”); and WJ Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Holdco (“Purchaser”). The respective Boards of Directors of Holdco, Purchaser and the Company deem it advisable and in the best interests of their respective stockholders and, in the case of the Company, its creditors, that Holdco acquire the Company upon the terms and subject to the conditions provided for in the Agreement which includes: (i) Purchaser agreeing to purchase and acquire all shares of the issued and outstanding common stock, par value $0.001 per share (the “Common Stock”), of the Company for $1.60 per share of Common Stock pursuant to a tender offer, and subsequent thereto, a merger by which each share not tendered or owned by Parent, Holtzman or their affiliates shall be cancelled and exchanged for the right to receive $1.60; (ii) PWJ Lending LLC, a Delaware limited liability company (“PWJ Lending”), Holtzman and the Company will amend, and restate in its entirety, a term loan previously extended to the Company in the principal amount of $30,000,000 (the “Initial Loan”), (iii) PWJ Lending and Holtzman will also make an additional term loan to the Company in the aggregate principal amount of $20,000,000. The financing terms and other proposed transactions described above as agreed to by and between the Company and Parent and Holtzman represent the Revised Prentice Transaction.

Scope of Analysis

          In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Our due diligence with regards to the Revised Prentice Transaction included, but was not limited to, the items summarized below.

          In connection with this Opinion, we have considered various drafts of the relevant documents. In instances where Duff & Phelps relied upon draft documents, the Company and its legal advisors represented that such drafts were substantially similar to the final, executed copies. Below is a representative listing of the various documents considered:

1.	The Agreement, dated as of February 1, 2006, by and among the Company, Parent, Holtzman, Holdco, and Purchaser (Draft as of January 31, 2006);

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2.	Amended and Restated Term Loan Credit Agreement, made as of February 1, 2006, by and among the Company, the Lenders and PWJ Lending (Draft as of February 1, 2006);

3.

Acknowledgement, Consent and Reaffirmation by Guarantor of the Amended and Restated Term Loan Credit Agreement, dated as of February 1, 2006, by and among the Company, the Lenders, and PWJ Lending (Draft as of January 31, 2006);

4.	Financial projections provided by management;

5.	Presentation to Bank Group, prepared by Whitehall Jewellers and FTI Consulting, Inc. dated December 12, 2005;

6.	Tender Offer Statements, filed by Newcastle Partners L.P. (“Newcastle”) with the Securities and Exchange Commission; and

7.	Various press releases and other public disclosure documents issued by Prentice Capital and Whitehall Jewellers.

Additionally, in connection with this Opinion, we have:

1.	Participated on numerous conference calls with the Board of Directors;

2.	Participated in conversations with, and considered information provided by, representatives of Parent;

3.	Considered certain financial and other information relating to Whitehall that was publicly available or furnished to us by the Company, including budgets and proforma financial projections;

4.	Met with members of Whitehall’s management to discuss the business, operations, historical financial results and future prospects of the Company;

5.	Considered the financial terms of certain recent acquisitions of companies in businesses similar to those of Whitehall;

6.	Performed discounted cash flow analyses of Whitehall, based on pro forma financial projections prepared by the Company;

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Analyzed the market pricing of Whitehall relative to the overall market and the relevant market segment, including market multiple comparisons, market pricing history, and a discounted cash flow analysis; and

8.	Considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as we deemed relevant and appropriate for purposes of this Opinion.

          Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness or otherwise as tax advice or as accounting advice. In addition, Duff & Phelps is not expressing any opinion as to the market price or value of any publicly-traded shares after completion of the Proposed Transaction.

          In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps:

          (i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not attempt to independently verify such information,

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          (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and

(iii) assumed that the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed.

          Duff & Phelps’ Opinion further assumes that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction.

          In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. Duff & Phelps has also assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreement. The basis and methodology for this Opinion have been designed specifically for the express purposes of the Board of Directors of the Company and may not translate to any other purposes.

          To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based proves to be untrue in any material respect, this Opinion cannot and should not be relied upon.

          Duff & Phelps has prepared this Opinion effective as of February 1, 2006. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw the Opinion.

          This letter should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.

          It is understood that this Opinion is for the information of the Board of Directors of the Company in connection with its consideration of the Proposed Transaction and may not be used for any other purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in respect of the Proposed Transaction and you may summarize or otherwise reference the existence of this Opinion in such documents provided that any such summary or reference language shall be subject to prior approval by Duff & Phelps. This Opinion is not a recommendation as to how any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the consideration paid is the best possible attainable under any circumstances. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.

Conclusion

          Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Proposed Transaction is fair to the stockholders of the Company, other than Parent, Holdco, Purchaser, Holtzman or their respective affiliates, from a financial point of view, without giving effect to any impacts of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder.

Respectfully submitted,

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